信和置業有限公司
Sino Land Company Limited

Our Ref.: SLC-EI/FC-2007/CS-0160

RECEIVED
2007 FEB 23 A 11:43

[redacted]

07021279

U.S.A.

Attn.: Ms. Kathy Jiang

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb

SUPPL

Dear Sirs,

Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention a copy of Press Announcement of the Company in respect of the outcome for the litigation regarding a hotel property at Yau Kom Tau, Tsuen Wan, New Territories published in the South China Morning Post on 7 February 2007.

For your information, the above document is also accessible at our website "**http://www.sino-land.com**".

If you require any other information, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

PROCESSED
FEB 28 2007
THOMSON
FINANCIAL

Fanny Cheng
Deputy Company Secretary

Encl.

c.c. The Bank of New York (Hong Kong)
Level 24, Three Pacific Place,
1 Queen's Road East,
Hong Kong.

Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

H:\Maisy\FC\Letter - ADR.doc

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

ANNOUNCEMENT

Reference is made to the Company's announcements dated 3rd July, 1998 on the Litigation and dated 3rd August, 2004 on the judgment of the High Court and dated 31st December, 2005 on the judgment of the Court of Appeal. Subsequent to the announcement dated 31st December, 2005, the Company and the Purchaser lodged an appeal against the judgments with the Court of Final Appeal.

The board is pleased to announce that by a judgment handed down by the Court of Final Appeal on 5th February, 2007, the appeal by the Company and the Purchaser against Hang Lung and the Vendor was allowed so as to: (i) set aside the judgments of the High Court and the Court of Appeal; (ii) declare that the Vendor repudiated the Agreement; (iii) order repayment to the Purchaser of its deposit with interest to be assessed by the High Court if not agreed; (iv) award the Purchaser damages to be assessed by the High Court; and (v) direct that costs in the proceedings (at all levels) to be dealt with on written submissions by the parties.

Reference is made to the announcements of Sino Land Company Limited ("the Company") dated 3rd July, 1998 on the Litigation and dated 3rd August, 2004 on the judgment of the High Court and dated 31st December, 2005 on the judgment of the Court of Appeal. Subsequent to the announcement dated 31st December, 2005, the Company and the Purchaser lodged an appeal against the judgments of the High Court and the Court of Final Appeal with the Court of Final Appeal.

LITIGATION

On 19th December, 1996, the Company and its wholly-owned subsidiary, Mariner International Hotels Limited ("the Purchaser") entered into a sale and purchase agreement ("the Agreement") with Hang Lung Group Limited ("Hang Lung") and its wholly-owned subsidiary, Atlas Limited ("the Vendor") in relation to the acquisition of a company which, through its wholly-owned subsidiary, owns a property in Yau Kom Tau, Tsuen Wan, New Territories upon which a hotel was being constructed. Pursuant to the Agreement, the total purchase consideration payable by the Purchaser was HK$1,070 million, in respect of which deposit and part payments in the total sum of HK$321 million had already been paid by the Purchaser.

The Agreement provided that the above acquisition was due for completion on 30th June, 1998. It was contended by the Company and the Purchaser that Hang Lung and the Vendor were in breach of their obligations under the Agreement, including the fundamental obligations of proving a good title to the property, constructing the hotel and procuring practical completion of the hotel in accordance with the Agreement. On legal and other relevant professional advice, the Company and the Purchaser therefore terminated the Agreement on 30th June, 1998. Litigation then commenced between the aforesaid parties ("the Litigation").

JUDGMENTS

A judgment was handed down on 2nd August, 2004 by the High Court finding in favour of Hang Lung and the Vendor by holding that the Purchaser repudiated the Agreement.

Subsequent to the announcement dated 3rd August, 2004, the Company and the Purchaser lodged an appeal against the judgment with the Court of Appeal which appeal was dismissed on 30th December, 2005.

COURT OF FINAL APPEAL JUDGMENT

On appeal to the Court of Final Appeal, the Court of Final Appeal has allowed the appeal lodged by the Company and the Purchaser against Hang Lung and the Vendor so as to: (i) set aside the judgments of the High Court and the Court of Appeal; (ii) declare that the Vendor repudiated the Agreement; (iii) order repayment to the Purchaser of its deposit with interest to be assessed by the High Court if not agreed; (iv) award the Purchaser damages to be assessed by the High Court; and (v) direct that costs in the proceedings (at all levels) to be dealt with on written submissions by the parties.

By Order of the Board of
Sino Land Company Limited
Eric Ip Sai Kwong
Secretary

Hong Kong, 6th February, 2007

As at the date of this announcement, the Executive Directors of the Company are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung and Mr. Daryl Ng Win Kong, the Non-executive Director is The Honourable Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Dr. Fu Yuning.

END